EXHIBIT 12a

CLECO CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
AND EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Unaudited)

	2002	2001	2000	1999	1998
	(Thousands, except ratios)

Earnings from continuing operations	$ 71,875	$ 72,273	$ 69,335	$ 58,070	$ 53,970
Income taxes	42,243	38,356	34,961	27,766	26,771

Earnings from continuing operations before income taxes	$ 114,118	$ 110,629	$ 104,296	$ 85,836	$ 80,741

Fixed charges:
Interest, long-term debt	$ 55,877	$ 51,619	$ 48,919	$ 30,875	$ 23,850
Interest, other (including interest on short-term debt)	9,606	6,348	7,571	2,838	3,666
Amortization of debt expense, premium, net	1,742	1,530	1,164	1,282	1,248
Portion of rentals representative of an interest factor	643	527	574	579	448

Total fixed charges	$ 67,868	$ 60,024	$ 58,228	$ 35,574	$ 29,212

Earnings from continuing operations before income taxes	114,118	110,629	104,296	85,836	80,741
Total fixed charges	67,868	60,024	58,228	35,574	29,212
Amortization of capitalized interest	725	458	252	-	-
Long-term capitalized interest	(6,013)	(10,115)	(7,769)	(5,301)	(500)

Earnings from continuing operations before income taxes
and fixed charges	$ 176,698	$ 160,996	$ 155,007	$ 116,109	$ 109,453

Ratio of earnings to fixed charges	2.60x	2.68x	2.66x	3.26x	3.75x

Total fixed charges from above	$ 67,868	$ 60,024	$ 58,228	$ 35,574	$ 29,212
Preferred stock dividends	2,171	2,226	2,285	2,531	2,819

Total fixed charges and preferred stock dividends	$ 70,039	$ 62,250	$ 60,513	$ 38,105	$ 32,031

Ratio of earnings to combined fixed charges
and preferred stock dividends	2.52x	2.59x	2.56x	3.05x	3.42 x